Exhibit 99.10

Student Transportation Inc.

Reconciliation of Canadian Generally Accepted Accounting Principles

to United States Generally Accepted Accounting Principles

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES

To the Shareholders of Student Transportation Inc.:

On September 22, 2011, we reported on the consolidated balance sheets of Student Transportation Inc. as at June 30, 2011 and 2010 and the consolidated statements of operations, comprehensive (loss) income, shareholders’ equity and cash flows for the years then ended (the “Consolidated Financial Statements”) which are included as an exhibit to the Annual Report on Form 40-F.

In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the Consolidated Financial Statements, we also have audited the related supplemental note entitled “Reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles” included as an exhibit to the Annual Report on Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the Consolidated Financial Statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

MetroPark, New Jersey	/s/ Ernst & Young LLP
September 28, 2011	Certified Public Accountants

Reconciliation of Canadian GAAP to US GAAP

The consolidated financial statements of Student Transportation Inc. (“the Company”) have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which, in most respects, conform to US Generally Accepted Accounting Principles (“US GAAP”). The reconciliation of Canadian GAAP to US GAAP for the financial information presented below does not reflect all of the disclosures included in the Company’s annual consolidated financial statements. Accordingly, this financial information should be read in conjunction with the Company’s June 30, 2011 audited consolidated financial statements. The differences between Canadian GAAP and US GAAP are quantified and described below. All amounts are in (000)’s of US dollars.

Consolidated Balance Sheets

The differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated balance sheets as at June 30, 2011 and 2010 are as follows:

As at June 30, 2011	Notes	Canadian GAAP	Adjustment	US GAAP
Prepaid expenses	a	$14,291	$(7,646)	$6,645
Other current assets	g	4,635	(63)	4,572
Other assets	a,b	2,548	13,400	15,948
Oil and gas interests	c,d	15,484	(8,463)	7,021
Goodwill	e	125,756	(6)	125,750
Accrued expenses and other current liabilities	a,e	32,540	(8,105)	24,435
Current portion of long term debt	b	35,718	82	35,800
Long -term debt	b,f,h	156,185	5,439	161,624
Deferred income tax liability	g	39,754	(3,385)	36,369
Other liabilities	a,f	289	10,511	10,800
Total shareholders’ equity	h	163,864	(7,320)	156,544

As at June 30, 2010	Notes	Canadian GAAP	Adjustments	US GAAP
Prepaid expenses	a	$12,960	$(7,603)	$5,357
Other assets	a,b	1,736	12,377	14,113
Oil and gas interests	c,d	16,236	(9,515)	6,721
Goodwill	e	103,821	(521)	103,300
Accrued expenses and other current liabilities	a	27,656	(8,207)	19,449
Income taxes payable	g	4,154	19	4,173
Long-term debt	b,h	142,961	5,474	148,435
Deferred income tax liability	g	32,205	(3,806)	28,399
Other liabilities	a	261	8,207	8,468
Total shareholders’ equity	h	163,380	(6,949)	156,431

Consolidated Statements of Operations and Comprehensive (Loss) Income

The differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statement of operations and comprehensive (loss) income as at June 30, 2011 and 2010 are as follows:

For the years ended June 30,	Notes	2011	2010
Net income under Canadian GAAP		$1,587	$2,704
Additions to net income for:
Depletion adjustment	d	1,247	1,323
Accretion adjustment	h	137	58
Reductions from net income for:
Impact of write- off of certain oil and gas costs	c	(195)	(225)
Transaction costs associated with acquisitions	e	(792)	(521)
Tax effect of adjustments	g	(465)	(458)

Net income under US GAAP		$1,519	$2,881
Currency translation adjustments under Canadian and US GAAP		(2,046)	2,547

Total Comprehensive (loss) income under US GAAP		$(527)	$5,428

Net income per share under US GAAP—basic and diluted		0.03	0.05

The weighted average number of common shares outstanding for purposes of determining basic and diluted net income per share is the same as that used for Canadian GAAP purposes.

The areas of difference between Canadian GAAP and US GAAP and their impact on the consolidated financial statements are as follows:

a.	Under Canadian GAAP, the Company recorded its prepaid insurance loss fund as a current asset. Under US GAAP, the Company allocated the prepaid insurance loss fund asset into its current and long-term components. Approximately $7.6 million was reclassified to other assets at June 30, 2011 and 2010. Under Canadian GAAP, the Company recorded its insurance loss reserves as a current liability. Under US GAAP, the Company allocated the liability into its current and long-term components. Approximately $9.4 million and $8.2 million were reclassified from accrued expenses and other current liabilities to other liabilities at June 30, 2011 and 2010, respectively.

b.	Under US GAAP, deferred financing costs are classified as a non-current asset, whereas under Canadian GAAP these amounts are treated as contra debt balances. The amounts reclassified for US GAAP were $5.8 million and $4.8 million at June 30, 2011 and 2010, respectively.

c.	Under US GAAP, certain oil and gas expenditures relating to production costs are required to be expensed as incurred, whereas under Canadian GAAP these amounts were capitalized. The amounts reclassified to expense were $0.2 million for both fiscal years 2011 and 2010. Approximately $0.2 million of production costs were expensed in years prior to fiscal year 2010 under US GAAP.

d.	Under US GAAP, the oil and gas reserves used in the full cost ceiling test and depletion calculation are valued using current prices (defined as a twelve month average realized price)

rather than future prices as required under Canadian GAAP. In fiscal year 2009, under US GAAP, the Company recorded an after-tax impairment charge on its oil and gas assets, which resulted in a write down of the assets of $6.0 million, net of a tax benefit of $4.0 million. The aforementioned changes (change in pricing assumption of reserves and the decrease in the oil and gas interest balance due to the impairment charge and write-off of production costs) resulted in a decrease to depletion expense of approximately $1.3 million for both fiscal years 2011 and 2010. There was an increase in depletion expense of approximately $0.4 million in years prior to fiscal 2010 under US GAAP.

e.	On July 1, 2009, for US GAAP purposes the Company adopted the new accounting principles for business combinations codified in ASC 805, Business Combinations. The principles change how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination. Key changes include: (i) recognition of transaction costs in current period earnings; (ii) recognition of the estimated fair value of all contingent consideration at the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties recorded at the acquisition date to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings; and (vi) any excess of fair value of acquired net assets over the acquisition consideration results in a bargain purchase. Thus, under US GAAP, transaction costs associated with business combinations are required to be expensed as incurred, whereas under Canadian GAAP they were capitalized. The impact of this change resulted in a $0.8 million and $0.5 million expense recognized for the fiscal years ended June 2011 and 2010, respectively. Additionally, under US GAAP, contingent consideration associated with two current year acquisitions were recorded at fair value at the date of acquisition and recorded as a component of the purchase price. Under Canadian GAAP, these contingencies were not recorded as part of the purchase price. The impact of this change resulted in additional goodwill of $1.3 million and an increase to accrued expenses of $1.3 million as at June 30, 2011.

f.	Under US GAAP, the conversion feature included in the Company’s 6.25% convertible debentures denominated in US dollars must be accounted for as an embedded derivative and bifurcated in accordance with ASC 815 “Derivative and Hedging”. The Company’s US dollar denominated debentures are convertible into common shares of the Company, which are denominated in Canadian dollars. In accordance with this standard, if the equity security trades in a different currency than which the debt host is denominated, the embedded derivative must be bifurcated and accounted for separately as a derivative instrument that will be adjusted to fair value with changes being recorded through the statement of operations. Accordingly, the Company has reclassified $1.1 million from long-term debt to other liabilities. The 6.25% convertible debentures were issued in June, 2011 and there was no significant change in the fair value of the conversion feature from issuance until June 30, 2011.

g.	Tax effect of all adjustments required to reconcile Canadian GAAP to US GAAP.

h.	Under US GAAP, the Company’s convertible debentures are not bifurcated into separate debt and equity components as they are under Canadian GAAP. As a result, $1.1 million and $0.8 million have been reclassified from shareholders’ equity to long-term debt as at June 30, 2011 and 2010, respectively. Additionally, the accretion expense associated with this bifurcation of $0.1 million for both fiscal years ended June 30, 2011 and 2010 has been reversed.

Consolidated Statement of Cash Flows

The differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statements of cash flows for the years ended June 30 2011 and 2010 are as follows:

For the years ended June 30,	Notes	2011	2010
Net cash provided by operating activities under Canadian GAAP		$36,342	$41,661

Reclassification of certain oil and gas expenditures	c	(195)	(225)
Reclassification of acquisition transaction costs	d	(792)	(521)

Net cash provided by operating activities under US GAAP		$35,355	$40,915

Net cash used in investing activities under Canadian GAAP		$(65,830)	$(48,408)

Reclassification of certain oil and gas expenditures	c	195	225
Reclassification of acquisition transaction costs	d	792	521

Net cash used in investing activities under US GAAP		$(64,843)	$(47,662)

Net cash provided by financing activities under Canadian and US GAAP		$30,715	$11,852